FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 9 DATED MARCH 28, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004

            This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 6 to the Prospectus, dated February 22, 2005, Supplement No. 7 to the Prospectus, dated March 1, 2005 and Supplement No. 8 to the Prospectus, dated March 14, 2005. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

      The purposes of this Supplement are as follows:

•	to describe the status of the offering of common shares in Hines REIT; and

•	to describe the acquisition of an office building in Chicago, Illinois by the Core Fund.

Status of the Offering

            As of March 23, 2005, we had received gross offering proceeds of $50,149,881 from the sale of 5,042,182 of our common shares, including $46,838 of gross proceeds related to the sale of 4,930 common shares pursuant to our dividend reinvestment plan, and $358,000 of gross proceeds being held in escrow related to subscriptions for 35,800 shares received from Pennsylvania investors. After payment of selling commissions, dealer manager fees and acquisition fees, $56,629,485, representing substantially all of the net proceeds of our public offering and the $10,000,000 contributed to the Operating Partnership by HREH, has been paid to affiliates of Hines to acquire interests in the Core Fund. As of March 23, 2005, 194,962,748 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under our dividend reinvestment plan.

            As of March 23, 2005, Hines REIT owned a 13.87% non-managing general partner interest in the Core Fund.

Acquisition of Three First National Plaza by the Core Fund

            On March 22, 2005, Hines 70 West Madison LP (“Hines 70”), an indirect subsidiary of the Core Fund, completed the purchase of Three First National Plaza, located at 70 West Madison Street in Chicago, Illinois. The Core Fund now holds indirect interests in a portfolio of nine properties.

            Three First National Plaza was acquired from Madison Two Associates. The aggregate purchase price of Three First National Plaza was approximately $245,300,000, including transaction costs, financing fees and working capital reserves. An affiliate of Hines owns a 4.47% interest in Madison Two Associates; however, the purchase price was applied to mortgage debt securing Three First National Plaza and no proceeds were distributed to the affiliate of Hines with respect to its interest in Madison Two Associates. The acquisition was funded by (i) cash proceeds contributed to the Core Fund by affiliates of Hines and third-party institutional investors and (ii) proceeds from mortgage financing totaling $141,000,000 secured by Three First National Plaza and the underlying real property. The debt is more fully described below. The purchase price for this acquisition was determined through negotiations between the seller and the advisor of the Core Fund. The Company will pay no fees or compensation to the Core Fund, its general partner or advisor in connection with the Core Fund’s acquisition of Three First National Plaza. In connection with this acquisition, we expect third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund acquisition fees totaling up to approximately $1.4 million.

            The Core Fund currently has no plans for material renovations or other capital improvements at Three First National Plaza. We believe Three First National Plaza is suitable and adequate for its intended purpose and is adequately covered by insurance. The property will be managed by Hines. The cost of Three First National Plaza (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

            Three First National Plaza is adjacent to the financial center and downtown commercial district of Chicago’s Central Loop. We believe the building offers several advantages including its proximity to trains, subway stations and major bus routes. Connected to the city’s underground pedestrian tunnel, the building provides convenient covered access to the subway system, area retail, restaurants, City Hall, the County Building and the Richard J. Daley Center, which houses the Federal District and Appellate Courts.

            Three First National Plaza was completed in 1981 and consists of a fifty-seven story west tower, a twelve-story east tower and a nine-story atrium. The building, designed by Skidmore, Owings & Merrill LLP contains 1,439,367 square feet of rentable area and is approximately 89.0% leased. Bell, Boyd & Lloyd, LLC leases approximately 176,607 square feet, or 12.3% of the rentable area of the building. Bell, Boyd & Lloyd is a national law firm with offices in Chicago and Washington, D.C. Bell, Boyd & Lloyd’s lease expires in December 2017. No other tenant leases more than 10% of the building’s rentable area.

            The balance of the building is occupied by approximately 57 office and six retail tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Three First National during the past five years:

		Average Effective Annual
	Weighted Average	Gross Rent Per
	Occupancy	Leased Sq. Ft.(1)
2000	94%	$28.50
2001	95%	$27.83
2002	94%	$29.95
2003	79%	$31.65
2004	80%	$34.63

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with generally accepted accounting principles, by the weighted average square footage under lease during such year.

Lease Expirations for Three First National Plaza

            The following table lists, on an aggregate basis, all of the scheduled lease expirations over the balance of 2005 and each of the years ending December 31, 2006 through 2014 for the property. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
			Percent of
Year	Number of Leases	Approximate Square Feet	Total Leasable Area
2005	7	48,098	3.34%
2006	12	95,484	6.63%
2007	12	115,324	8.01%
2008	8	87,535	6.08%
2009	5	24,701	1.72%
2010	4	93,144	6.47%
2011	6	329,067	22.86%
2012	1	1,576	0.11%
2013	5	36,512	2.54%
2014	3	56,173	3.90%

Description of Debt Related to the Acquisition of Three First National Plaza

            In connection with the acquisition of Three First National Plaza, Hines 70 secured financing from The Northwestern Mutual Life Insurance Company for a mortgage loan in the principal amount of $141,000,000. Of the total amount, $126,900,000 of this loan (the “Fixed Rate Portion”) has a term of seven years, bears interest at a fixed rate of 4.67% per annum, and requires monthly installments of interest only throughout the stated seven-year term. No prepayment of the Fixed Rate Portion is allowed for the first twelve months. Thereafter, prepayment is permitted with 10 business days’ written notice subject to a prepayment fee. During the last 120 days of the seven-year term, the Fixed Rate Portion may be prepaid at par. The remaining $14,100,000 of this loan (the “Floating Rate Portion”) has a term of five years, bears interest at a variable rate based on 30-day LIBOR plus 1%, and requires monthly installments of interest only throughout the stated five-year term. The Floating Rate Portion may be prepaid in full at par with 10 business days’ written notice. The loan is secured by a mortgage on the real property underlying Three First National Plaza and all appurtenances and improvements located thereon, the leases on the property, and a security interest in the related personal property. This loan is not recourse to the Core Fund or to the Company.

            The mortgage contains customary covenants and events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to Three First National Plaza and bankruptcy—related defaults and customary non-recourse carve-outs with respect to Hines 70 and its general partner.